





Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	January 25, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated January 25, 2005:

VNU BUSINESS MEDIA EUROPE AND IDG TO ESTABLISH JOINT VENTURE IN FRANCE

With kind regards,
VNU bv

Rob de Meel
Senior Vice President

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

ADR FILE NR. 82-2876

Date January 25, 2005

VNU BUSINESS MEDIA EUROPE AND IDG TO ESTABLISH JOINT VENTURE IN FRANCE

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that VNU Business Media Europe and IDG, a global specialized media and information company, have announced their intention to merge their publishing operations in France. The combined operations will offer a complete portfolio of business to business and business to consumer technology media platforms in the French market.

The new company, with combined annual revenues of approximately EUR 30 million, will operate as an independent joint venture with VNU and IDG each as 50% shareholders. Currently the works councils of both companies have been asked for their advice on the proposed transaction

Pat Kenealy, worldwide President of IDG commented: "We are very fortunate to have VNU Business Media Europe as our partner in this enterprise. By combining our operations in France, we will be able to serve our global clients in the French market with targeted audiences". VNU Business Media Europe CEO Ruud Bakker added: "With IDG we will be able to develop our business in France faster and more efficiently than would otherwise be possible. We believe that this unique combination will create a strong company that will be very competitive in the current business environment in France."

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 36,000 people.
Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00



RECEIVED

2005 FEB -8 A 10:10

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date January 28, 2005
Direct phone +31 23 546 32 38
Direct fax +31 23 546 39 12
E-mail r.de.meel@hq.vnu.com
Subject ADR file nr. 82-2876

Dear Sirs,

Please find enclosed a press release dated January 28, 2005:

COURT DISMISSES IRI'S ANTITRUST CASE AGAINST VNU'S ACNIELSEN

With kind regards,
VNU bv
b/a

Rob de Meel
Senior Vice President

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

ADR file nr 82-2876

Date January 28, 2005

COURT DISMISSES IRI'S ANTITRUST CASE AGAINST VNU'S ACNIELSEN

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that that the United States District Court for the Southern District of New York has dismissed with prejudice all remaining claims in the antitrust case against its ACNielsen business unit by Information Resources Inc. ("IRI").

Rob van den Bergh, Chairman and CEO of VNU, stated: "ACNielsen has consistently said from the beginning of this case that IRI's claims were without merit and brought to chill competition. The Court's decision clearly demonstrates that ACNielsen acted lawfully and that the allegations made by IRI were unfounded. Competition belongs in the marketplace, and not in the courts. We are gratified that the trial Court has dismissed this case and are confident of our position on any appeal."

In an Order issued on December 3, 2004, the Court ruled that the economic analysis on which IRI relied to establish its pricing claims was inadmissible as a matter of law. The Court ruled that IRI's expert report on liability and damages, to the extent it relied on the improper analysis could not be presented at trial. After that ruling, IRI advised the Court that the pricing claims were the foundation of its case and, without the evidence excluded by the Court, there was "little left of its case to try." The parties then agreed to enter into a stipulation providing for a final order and judgment in the trial Court.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 36,000 people.
Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com